Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

June 4, 2020

VIA EDGAR TRANSMISSION

Mr. Christopher Bellacicco

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Destra Multi-Alternative Fund

Preliminary Proxy Statement

(Registration No. 811-22572)

Dear Mr. Bellacicco:

The following responds to the Staff’s comment that you provided by telephone on May 29, 2020 regarding the review of the preliminary proxy statement and subsequent response letter filed by Destra Multi-Alternative Fund (the “Fund”) on Schedule 14A on May 8, 2020 and as correspondence on May 28, 2020, respectively.

For your convenience, the Staff’s comment is summarized below and is followed by the Fund’s response.

1.	Comment: The Staff notes that Item 22(a)(3)(iv) of Schedule 14A requires that the “Actual Expenses” table below the heading “Advisory and Sub-Advisory Fees” in Part 2 show the current fees, which the Staff believes may be more current than the fees shown in Fund’s most recent registration statement. Please confirm that the fees provided, which are based on fiscal year end February 29, are indeed current.

Response: As requested, the Fund reviewed the fees provided in the “Actual Expenses” table and noted fees calculated as of a more recent date were different than those presented. As a result, the Fund will file a supplement on EDGAR to reflect those differences.

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Mr. Christopher Bellacicco

June 4, 2020

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer